October 31, 2019

Guilherme Dias Fernandes Benchimol
Chairman
XP Inc.
Av. Chedid Jafet, 75, Torre Sul, 30th floor, Vila Ol mpia   S o Paulo
Brazil 04551-065

       Re: XP Inc.
           Amendment No. 1 to
           Draft Registration Statement on Form F-1
           Submitted October 17, 2019
           CIK #0001787425

Dear Mr. Benchimol:

      We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 1 to Draft Registration Statement on Form F-1

Introduction to XP, page 1

1. We note the revised disclosure in response to comment 7. Please tell us whether XP commissioned the report by Oliver Wyman or any other third party cited in this section. Please also supplementally provide us with the documentation supporting the statement that you are the "#1 Ranked Financial Investment Brand in Brazil" and disclose the date of the referenced third party analyst research report. To expedite our review, please clearly mark supplemental documents to highlight the applicable portion containing the relevant statistics.
 Guilherme Dias Fernandes Benchimol
FirstName LastNameGuilherme Dias Fernandes Benchimol
XP Inc.
Comapany NameXP Inc.
October 31, 2019
Page 2
October 31, 2019 Page 2
FirstName LastName
Dilution, page 62

2. Please revise the dilution section to add the information required by the first paragraph of
         Item 506 of Regulation S-K, as applicable.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Overview
Key Business Metrics, page 69

3. We note your revised disclosure and response to comment 15. We also note that your
         AUM growth (e.g., as discussed on page 71) and related management fees (e.g.
         management fees (as disclosed in note 26 a) as a percentage of total revenue and income on page F-5) have grown significantly from 2016 through 2018. Considering this growth, it is not clear to us how you concluded that more granular information would not be meaningful to investors. Therefore, we are reissuing our comment in part. Please expand your disclosure to provide more granular details, such as AUM by asset class, type, or other classification that would be meaningful to an investor. Supplement your revised disclosure with rollforwards and weighted average fee rates (by asset class, type, etc.)
         along with narratives explaining significant trends, and enhance your discussion of how specific asset mix shifts are impacting revenues.
Description of Principal Line Items
Total Revenue and Income, page 81

4.       We note your response to comment 17. Please address the items below.
           We note your disclosure on page 81 quantifying (i) revenues attributable to funds managed by your asset managers and those managed by third parties and (ii)
            performance-based and non-performance-based fees for 2018. Expand your disclosures to provide this same information for 2017 and 2016. In addition, expand the first bullet point on page 83, to differentiate and separately discuss (and quantify)
            your management fees and your performance-based management fees.
           We note your disclosure on page 70 of the weighted average management fee rate for
            2018. Revise your disclosure to also include the weighted average management fee rates for 2017 and 2016. As applicable, expand your disclosure in MD&A (e.g.
            Results of Operations on page 83) to include a narrative discussion of any key trends affecting this rate year-over-year and its relationship to your management fee discussion.
Business
Our Structure, page 128

5. We note the new disclosures in this section in response to comment 13. Given the importance of these new disclosures to understanding your business, please relocate them to the Summary section.
 Guilherme Dias Fernandes Benchimol
XP Inc.
October 31, 2019
Page 3

       You may contact Cara Lubit at 202-551-5909 or Hugh West at 202-551-3872 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Livingston at 202-551-3448 or Michael Clampitt at 202-551-3434 with any other questions.



FirstName LastNameGuilherme Dias Fernandes Benchimol Sincerely,
Comapany NameXP Inc.
                                                     Division of Corporation
Finance
October 31, 2019 Page 3                              Office of Finance
FirstName LastName